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                                                             Exhibit (d)(9)


                                   SCOR
                              PRESS RELEASE

Contact: Jean Alisse                John T. Andrews, Jr.
          General Counsel           General Counsel
          SCOR S.A.                 SCOR U.S. Corporation
          (33-1) 46-98-73-63        (212) 390-5224


                           FOR IMMEDIATE RELEASE


            SCOR S.A. EXTENDS TENDER OFFER FOR COMMON STOCK OF
            SCOR U.S. CORPORATION UNTIL MIDNIGHT, NEW YORK CITY
                    TIME, ON TUESDAY, DECEMBER 12, 1995

            December 7, 1995. Paris, France and New York, New York. SCOR S.A. today announced that it was extending the tender offer (the "Offer") by SCOR Merger Sub Corporation ("Merger Sub"), a Delaware corporation wholly owned by SCOR S.A., to purchase all of the outstanding shares of Common Stock of SCOR U.S. Corporation (NYSE:SUR), a Delaware corporation ("SCOR U.S."), not beneficially owned directly or indirectly by SCOR S.A. The tender offer is being extended in order to give stockholders of SCOR U.S. time to consider an amendment to the Schedules 14D-1 and 13E-3 filed by SCOR S.A. and Merger Sub in connection with the Offer in which SCOR S.A. stated that it would not seek to assert the release contained in the Letter of Transmittal distributed in connection with the Offer against tendering stockholders. The amendment stated, however, that SCOR S.A. and SCOR U.S. would assert any defenses or estoppels that may arise out of a tender by operation of law.

            The Offer has been extended until midnight, New York City time, on Tuesday, December 12, 1995, at which time the Offer will expire, unless extended again. The Offer had been scheduled to expire at midnight, New York City time, on Friday, December 8, 1995.

            As disclosed in the Offer to Purchase relating to the Offer, if the conditions to the Offer are satisfied,

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SCOR S.A. will hold, directly or indirectly, 90% or more of the outstanding shares of SCOR U.S. Common Stock, and SCOR S.A. intends to contribute its shares of SCOR U.S. Common Stock to Merger Sub and cause Merger Sub to effect the merger of Merger Sub with and into SCOR U.S. without a vote of the stockholders of SCOR U.S. pursuant to the short-form merger provisions of the Delaware General Corporation Law. In such merger, each outstanding share of SCOR U.S. Common Stock, other than shares of SCOR U.S. Common
Stock owned directly or indirectly by SCOR S.A. and shares of SCOR U.S. Common Stock held by stockholders who have properly exercised their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law, will be converted into the right to receive an amount in cash equal to the price per share of SCOR U.S. Common Stock paid pursuant to the Offer. It is currently contemplated that if the conditions to the Offer are satisfied such merger would be effected on or about December 21, 1995.

            As of 1:30 p.m., New York City time, on Thursday, December 7, 1995, an aggregate of 1,928,889 shares of SCOR U.S. Common Stock had been tendered pursuant to the Offer. The tendered shares, together with the shares of SCOR U.S. Common Stock beneficially owned directly or indirectly by SCOR S.A., represent approximately 90.6% of the total outstanding common stock of SCOR U.S.

            Copies of the amendment to the Schedules 14D-1 and 13E-3 described above may be obtained from D.F. King & Co., Inc., the Information Agent for the Offer. Additional information concerning SCOR S.A., Merger Sub, SCOR U.S. and the Offer, including copies of the amendment, is available for inspection during normal business hours at the principal offices of the Securities and Exchange Commission and The New York Stock Exchange, Inc.

            SCOR S.A., a French company, operates principally as a reinsurance company. Together with its subsidiaries, it ranks as the largest professional reinsurer in France and among the largest in the world.

            SCOR U.S., a holding company, provides property and casualty insurance and reinsurance in the treaty and facultative market through its operating subsidiaries. All of SCOR U.S.'s operating insurance and reinsurance subsidiaries are rated "A" (excellent) by A.M. Best Company.

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